UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On August 9, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the second quarter of 2006. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated August 9, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2006

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep
Robert B. Eastep

Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1	Press Release dated August 9, 2006.

Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Second Quarter 2006 Operating Results

Net Income of $8.6 Million, Up 23%
Servicing Income of $20.4 Million, Up 19%
$4.4 Million of One-Time Expense Items

GLEN ALLEN, VA. (August 9, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today reported net income for the second quarter ended June 30, 2006 of $8.6 million, up 23% from the second quarter of 2005.

Diluted earnings per share were $0.17 compared with $0.14 for the second quarter of 2005, and the net mortgage loan portfolio grew to $6.7 billion at June 30, 2006, an increase of 10% from June 30, 2005. The second quarter net income also included $4.4 million of one-time expense items that reduced diluted earnings per share by nine cents.

"Despite a consistently competitive operating environment and a number of one-time expense items, we have continued to make great strides in implementing our business plan. The refinement of our origination platform has resulted in a cost to produce of 1.92%, the lowest in our operating history. And our premier servicing platform continues to provide us with positive short and long-term growth opportunities, which we are intently focused on capturing," said Michael L Sawyer, Chief Executive Officer of Saxon.

Financial and Operational Highlights:

Second quarter 2006 net income of $8.6 million, or $0.17 per share diluted, compared to $7.0 million, or $0.14 per share diluted, for the second quarter of 2005 and $26.4 million, or $0.52 per share diluted for the first quarter of 2006. Second quarter 2006 net income excluding one-time expense items was $0.26 per share diluted.

- Second quarter 2006 included $4.4 million of one time expense items consisting of a $2.5 million write-off of deferred tax assets due to a change in certain tax laws in Texas, a $1.4 million reduction in servicing income due to an accrual to reimburse a sponsor of a securitized mortgage loan pool, and $0.5 million to provide for the settlement of a previously disclosed lawsuit.
- Second quarter 2006 net cost to produce was 1.92%, compared to 2.84% for the second quarter of 2005 and 2.46% for the first quarter of 2006.
- The net mortgage loan portfolio at June 30, 2006 was $6.7 billion, an increase of 10% from June 30, 2005 and an increase of 3% from March 31, 2006.
- Second quarter 2006 mortgage loan production was $920.0 million, an increase of 17% from the second quarter of 2005 and an increase of 23% from the first quarter of 2006.
- Completed first "conduit" mortgage purchase of $119.4 million.
- Second quarter 2006 cost to service was 17 basis points, compared to 17 basis points for both the second quarter of 2005 and the first quarter of 2006.

Financial Results
This press release reports Saxon's financial results under generally accepted accounting principles ("GAAP"). Also presented are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission that management believes provide useful information to investors regarding Saxon's financial performance. The non-GAAP measures presented include core net interest income and margin, total net cost to produce, cost to service, securitization net losses on liquidated loans, and a Company defined working capital calculation. Additional information about each of these non-GAAP financial measures, including a definition and the reason management believes its presentation provides useful information and a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP measure, is provided in Schedule B of this press release. The presentation of these non-GAAP financial measures is not to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Net Income and Earnings Per Share
Saxon reported net income for the second quarter of 2006 of $8.6 million, or $0.17 per share diluted, compared to $7.0 million, or $0.14 per share diluted for the second quarter of 2005, and $26.4 million, or $0.52 per share diluted for the first quarter of 2006. Second quarter 2006 net income excluding one-time items is $0.26 per share diluted.

Net Interest Income and Margin
Net interest income was $26.5 million for the second quarter of 2006, compared to $49.6 million for the second quarter of 2005 and $35.5 million for the first quarter of 2006. Net interest margin was 1.6% for the second quarter of 2006, compared to 3.3% for the second quarter of 2005 and 2.2% for the first quarter of 2006. Net interest margin is calculated as net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Net interest income declined in the second quarter of 2006 from both the second quarter of 2005 and the first quarter of 2006 due to the continued increase in the Company's cost of funds and continued competitive pressures on loan coupons. 1-month LIBOR has increased 201 basis points from June 30, 2005 to June 30, 2006 and 50 basis points from March 31, 2006 to June 30, 2006. Net interest income and margin do not include the effect of Saxon's derivative activity that is designed to hedge its cost of financing.

In addition prepayment penalty income increased slightly for the second quarter of 2006 compared to the first quarter of 2006 due to an increase in prepayment speeds and decreased compared to the second quarter of 2005 due to a decline in the number of loans paying off in the portfolio that contain a prepayment penalty feature.

Core Net Interest Income and Margin
Core net interest income was $33.4 million for the second quarter of 2006, compared to $47.8 million for the second quarter of 2005 and $41.1 million for the first quarter of 2006. Core net interest margin was 2.0% for the second quarter of 2006 compared to 3.2% for the second quarter of 2005 and 2.6% for the first quarter of 2006. Core net interest income is net interest income adjusted to include net cash settlements received or paid on derivative instruments.

Core net interest margin is calculated as core net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated. See Schedule B for a reconciliation of core net interest income to net interest income, and core net interest margin to net interest margin.

Core net interest income and margin have been impacted primarily by the competitive environment in the industry which has not increased coupons on new originations while funding costs continue to rise. In addition, core net interest income and margin have been negatively impacted by lower prepayment penalty income.

"Our derivative positions increased in value by approximately $7.8 million during the quarter. While one-month LIBOR increased 50 basis points during the quarter, the two-year swap curve increased only 34 basis points. The 2-year swap curve has flattened in relation to 1-month LIBOR, which has led to our funding costs increasing more than the benefit of the fair value increase in our derivatives during the second quarter. However, in prior quarters we have received greater impact in our derivative fair values, than funding cost increases, because of a steepening 2-year swap curve in relation to 1-month LIBOR," said Robert B. Eastep, Chief Financial Officer at Saxon. "In addition, competitive industry pressures have not allowed coupons on new originations to increase with the rise in funding costs. Over the past twelve months, we have seen 1-month LIBOR increase 201 basis points; while the weighted average coupon on our portfolio has increased only 70 basis points."

Provision for Mortgage Loan Losses
Provision for mortgage loan losses was $13.4 million for the second quarter of 2006, compared to $9.4 million for the second quarter of 2005 and $0.6 million for the first quarter of 2006.

The increase in provision for loan losses from the first quarter of 2006 to the second quarter of 2006 was due to the Company experiencing an increase of $130 million in delinquencies in its portfolio. Approximately $97 million of the increase was in the 30 days past due delinquent category where there tend to be significant seasonal fluctuations between the first and second quarters of each year. For the six months ended June 30, 2006, the Company has seen total delinquencies decline $2.9 million from December 31, 2005.

The increase in provision for loan losses from the second quarter of 2005 to the second quarter of 2006 was due to an overall increase in delinquency rates and loan loss. This rise in delinquency levels was due primarily to the growth and seasoning of the portfolio.

Servicing income, net
Servicing income, net of amortization and impairment, was $20.4 million for the second quarter of 2006, compared to $17.2 million for the second quarter of 2005 and $19.6 million for the first quarter of 2006. Servicing income was negatively affected during the second quarter of 2006 as a result of a $1.4 million accrual to reimburse a sponsor of a securitized mortgage loan pool that the Company services in its third-party servicing business for funds representing prepayment penalties that the Company had waived or reimbursed to borrowers. These prepayment penalties related to loans made by a lender that claimed to be entitled to federal preemption of state restrictions on prepayment penalties.

Saxon's third party servicing portfolio was $19.7 billion at June 30, 2006, an increase of 5.9% from June 30, 2005, and a decrease of 3% from March 31, 2006. During the second quarter of 2006, the Company purchased mortgage servicing rights from third parties relating to approximately $2.1 billion in principal balances of mortgage loans, compared to $4.6 billion in principal balances of mortgage loans in the second quarter of 2005 and $3.8 billion in principal balances in the first quarter of 2006. The Company's average purchase price for the mortgage servicing rights purchased in the second quarter of 2006 was 80 basis points, compared to 67 basis points for the second quarter of 2005 and 80 basis points for the first quarter of 2006.

Operating Expenses
Total operating expenses, which include payroll and related expenses, general and administrative expense, depreciation and other expenses, were $34.9 million for the second quarter of 2006, compared to $33.1 million for the second quarter of 2005 and $34.5 million for the first quarter of 2006.

Total operating expenses were relatively flat for the second quarter of 2006 compared to the first quarter of 2006 and increased approximately $1.8 million compared to the second quarter of 2005. Due to the Company's efforts in restructuring its loan origination platforms and other expense controls, the Company has maintained relatively flat operating expenses.

On June 19, 2006, the parties involved in the Cechini case, previously reported in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005 and quarterly report on Form 10-Q for the period ended March 31, 2006 reached a settlement, pending court approval and entry into a mutually acceptable settlement agreement, pursuant to which the Company would pay approximately $0.5 million. The Company accrued $0.5 million in June 2006 based on these developments.

Total Net Cost to Produce and Cost to Service
Total net cost to produce was 1.92% of total loan production for the second quarter of 2006, compared to 2.84% for the second quarter of 2005 and 2.46% for the first quarter of 2006. Total net cost to produce for the second quarter of 2006 decreased from both the second quarter of 2005 and first quarter of 2006 due to the Company's continued focus on cost management and increases in process efficiency. Cost to service remained flat at 17 basis points for the second quarter of 2006, as compared to 17 basis points for both the second quarter of 2005 and the first quarter of 2006.

"We continue to make progress in lowering our total net cost to produce; we are seeing the benefits of our technology investments, improved operational efficiencies and sales force productivity. Our ability to recognize economic efficiencies, while we increase capacity and scalability within our production platforms, positions us well for the future," said James V. Smith, Executive Vice President of Production at Saxon.

Income Tax Expense
During the second quarter of 2006, the Company took a non-cash write-off of $2.5 million in deferred tax assets related to its servicing subsidiary due to the enactment of new tax legislation in the state of Texas. This one-time charge, in addition to a higher mix of taxable REIT subsidiary income, resulted in a significantly higher effective tax rate than both the second quarter of 2005 and the first quarter of 2006.

Portfolio Performance
The following table provides information regarding Saxon's portfolio performance.

($ in thousands)	June 30, 2006	March 31, 2006	June 30, 2005
Outstanding principal balance at period end	$6,699,633	$6,496,358	$6,104,889
Portfolio weighted average credit score	615	615	617
Portfolio weighted average coupon	7.8%	7.6%	7.5%

($ in thousands)	June 30, 2006		March 31, 2006		June 30, 2005	
	Principal balance	**%**	**Principal balance**	**%**	**Principal balance**	**%**
30-59 days past due	$370,309	5.53%	$273,044	4.20%	$307,766	5.04%
60-89 days past due	$92,635	1.38%	$82,061	1.26%	$83,148	1.36%
90 days or more past due	$72,494	1.08%	$58,311	0.90%	$46,542	0.76%
Bankruptcies (1)	$121,559	1.81%	$128,280	1.97%	$126,391	2.07%
Foreclosures	$127,185	1.90%	$118,140	1.82%	$105,782	1.73%
Real estate owned (2)	$53,234	0.79%	$50,039	0.77%	$41,972	0.69%
Seriously delinquent % (3)	$435,268	6.50%	$397,474	6.12%	$367,013	6.01%
Securitization net losses on liquidated loans - quarter ended	$11,578	0.69%	$11,184	0.69%	$13,074	0.86%
Charge-offs - quarter ended (4)	$11,529	0.69%	$10,282	0.63%	$8,861	0.58%

(1) Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio are: $23.8 million as of June 30, 2006 $30.6 million as of March 31, 2006 and $29.7 million as of June 30, 2005.

(2) When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to REO at net realizable value and periodically evaluated for additional impairments. Net realizable value is defined as the property's fair value less estimated costs to sell. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred; and therefore, are not included as part of our allowance for loan and interest losses.

(3) Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4) Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

Loan Production
Mortgage loan production was $920.0 million for the second quarter of 2006, an increase of 17% compared to the second quarter of 2005, and an increase of 23% from the first quarter of 2006. Saxon's wholesale mortgage loan production was $436.9 million during the second quarter of 2006, an increase of 16% from the second quarter of 2005, and an increase of 20% from the first quarter of 2006. Saxon's retail mortgage loan production was $171.8 million during the second quarter of 2006, a decrease of 4% from the second quarter of 2005, and an increase of 24% from the first quarter of 2006. Saxon's correspondent flow mortgage loan production was $191.9 million during the second quarter of 2006, a decrease of 4% from the second quarter of 2005, and a decrease of 15% from the first quarter of 2006. Saxon had no correspondent bulk mortgage loan production during the second quarter of 2006, compared to $33.2 million during the second quarter of 2005, and $18.1 million during the first quarter of 2006.

Beginning in 2006, Saxon launched its conduit bulk purchase process. The conduit bulk purchase process is applied to selected pools of loans based on the Company's assessment of the correspondent seller's financial strength, management, industry experience, and quality of loan underwriting guidelines and procedures. Generally, pools of loans purchased through the conduit bulk purchase process may be underwritten in accordance with the underwriting guidelines of the seller, not the Company's underwriting guidelines and the pools may be reviewed either by the Company or by third parties hired by the Company on a sample basis to determine that the loans were underwritten in accordance with the applicable underwriting guidelines. The Company funded $119.4 million of mortgage loans in the conduit during the second quarter of 2006 at a net cost to produce of 148 basis points.

Liquidity
At June 30, 2006, Saxon had revolving warehouse and repurchase facilities in the amount of $2.8 billion, of which $1.7 billion and $1.1 billion were committed and uncommitted, respectively, and $225.4 million in working capital, compared to $1.7 billion in committed facilities and $178.6 million in working capital at June 30, 2005. It is common business practice to

define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in Schedule B.

REIT Taxable Income
The following table is a reconciliation of GAAP net income to estimated REIT taxable income for the three and six months ended June 30, 2006:

	For the three months ended June 30, 2006	For the six months ended June 30, 2006
($ in thousands)		
Consolidated GAAP income before taxes	$13,031	$42,342
Estimated tax adjustments:		
Plus:		
Provision for losses - REIT portfolio	13,410	13,987
Provision for advanced interest - REIT portfolio	2,618	5,183
Elimination of intercompany pre-tax net income	575	-
Miscellaneous	562	1,493
Less:		
Taxable REIT subsidiary pre-tax net income	9,931	10,697
Elimination of intercompany pre-tax net income	-	4,333
Hedging income (1)	4,425	7,418
Securitized loan adjustments for tax	5,863	6,850
Estimated Qualified REIT taxable income	$9,977	$33,707

(1) Although the Company has eliminated the use of hedge accounting under SFAS No. 133 for financial reporting purposes, it continues to account for certain of its derivative instruments as hedges for tax purposes.

The estimated REIT taxable income for the quarter and six months ended June 30, 2006 set forth in the table above is an estimate only and is subject to change until the Company files its 2006 REIT federal tax returns.

To maintain its status as a REIT, Saxon is required to distribute at least 90% of its REIT taxable income each year to its shareholders. The calculation of REIT taxable income, under federal tax law, differs in certain respects, from the calculation of consolidated net income pursuant to GAAP. Saxon expects that consolidated GAAP net income may differ from REIT taxable income for many reasons, including the following:

- the provision for loan loss expense recognized for GAAP purposes is based upon the estimate of probable loan losses inherent in the Company's existing portfolio of loans held for investment, for which the Company has not yet recorded a charge-off (tax accounting rules allow a deduction for loan losses only in the period when a charge-off occurs);
- there are several differences between GAAP and tax methodologies for capitalization of mortgage loan origination expenses;
- there are differences between GAAP and tax related to the timing of recognition of income (loss) from derivative instruments; and
- income of a taxable REIT subsidiary is generally included in the REIT's earnings for consolidated GAAP purposes, but is not recognized in REIT taxable income.

Management believes that the presentation of estimated REIT taxable income provides useful information to investors regarding the Company's estimated annual distributions to its investors. The presentation of estimated REIT taxable income is not to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.

Recent Developments
On July 13, 2006, the Company paid its second quarter 2006 cash dividend of $0.50 per share of common stock, which was declared on June 22, 2006 and payable to shareholders of record on July 3, 2006.

During the second quarter of 2006, the Company completed the issuances of SAST 2006-1 and SAST 2006-2, totaling $500.0 million and $999.9 million in principal balances, respectively.

In addition, the Company announced today that it has reached a definitive agreement with Morgan Stanley, pursuant to which Morgan Stanley will acquire the Company for approximately $706 million, or $14.10 per share in cash for common stock. Pending customary regulatory and shareholder approvals, the acquisition is expected to be completed by the end of 2006.

Conference Call
Saxon will host a conference call for analysts and investors at 1 p.m. Eastern Time on Wednesday, August 9, 2006. To participate in the call, contact Ms. Meagan Green at 804-935-5281.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of June 30, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release, other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from what is expected. While we believe that our assumptions and expectations are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect actual results. In particular, we may not be able to complete the proposed transaction on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain approval of our stockholders, regulatory approvals or to satisfy other customary closing conditions. The factors described in this paragraph and other factors that may affect our business or future financial results generally are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2005, a copy of which may be obtained from us without charge. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this press release. Unless legally required, we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or otherwise.

Saxon Capital, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except per share data)
(unaudited)

	June 30, 2006	December 31, 2005
Assets:		
Cash	$13,344	$6,053
Trustee receivable	139,937	135,957
Restricted Cash	6,005	147,473
Accrued interest receivable, net of allowance of $14,671 and $16,086 respectively	43,055	38,182
Mortgage loan portfolio	6,758,659	6,444,872
Allowance for loan losses	(35,412)	(36,639)
Net mortgage loan portfolio	6,723,247	6,408,233
Servicing related advances	220,101	185,297
Mortgage servicing rights, net	145,327	129,742
Real estate owned	41,079	38,933
Derivative assets	40,023	19,954
Deferred tax asset	53,908	53,724
Other assets	70,621	68,530
Total assets	$7,496,647	$7,232,078
Liabilities and shareholders' equity:		
Liabilities:		
Accrued interest payable	$10,588	$8,357
Dividends payable	25,468	32,539
Warehouse financing	245,979	378,144
Securitization financing	6,434,332	6,182,389
Derivative liabilities	21,022	8,589
Senior notes	150,000	-
Other liabilities	29,577	28,925
Total liabilities	6,916,966	6,638,943
Commitments and contingencies	-	-
Shareholders' equity:		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,080,215 and 50,001,909 as of June 30, 2006 and December 31, 2005, respectively	501	500
Additional paid-in capital	636,298	634,023
Accumulated other comprehensive loss, net of income tax of $(12) and $(16), respectively)	(277)	(355)
Accumulated deficit	(56,841)	(41,033)
Total shareholders' equity	579,681	593,135
Total liabilities and shareholders' equity	$7,496,647	$7,232,078

Saxon Capital, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three months ended		
	June 30, 2006	**March 31, 2006**	**June 30, 2005**
Revenues:			
Interest income	$124,114	$121,280	$111,077
Interest expense	(97,568)	(85,767)	(61,487)
Net interest income	26,546	35,513	49,590
Provision for mortgage loan losses	(13,410)	(577)	(9,428)
Net interest income after provision for mortgage loan losses	13,136	34,936	40,162
Servicing income, net of amortization and impairment	20,430	19,640	17,224
Derivative gains (losses)	14,732	10,639	(15,084)
(Loss) gain on sale of assets	(346)	(1,422)	706
Total net revenues and gains	47,952	63,793	43,008
Expenses:			
Payroll and related expenses	17,578	17,749	16,255
General and administrative expenses	14,566	13,426	15,339
Depreciation	1,761	1,767	1,336
Other expense, net	1,016	1,540	137
Total operating expenses	34,921	34,482	33,067
Income before taxes	13,031	29,311	9,941
Income tax expense [	4,385	2,912	2,944
Income before cumulative effect of change in accounting principle	8,646	26,399	6,997
Cumulative effect of change in accounting principle	-	-	31
Net income	$8,646	$26,399	$7,028
Earnings per common share:			
Average common shares - basic	50,055	50,015	49,884
Average common shares - diluted	51,045	51,227	50,848
Basic earnings per common share	$0.17	$0.53	$0.14
Diluted earnings per common share	$0.17	$0.52	$0.14

($ in thousands)	Second Quarter 2006	First Quarter 2006	Second Quarter 2005
Production Statistics			
Wholesale	$436,932	$363,632	$376,784
Retail	171,777	138,523	178,391
Correspondent flow	191,936	226,023	199,461
Correspondent bulk	-	18,122	33,195
Conduit	119,397	-	-
Total	$920,042	$746,300	$787,831
NOTE: The following production data excludes loans produced through the conduit bulk process.			
Number of loans produced	4,501	4,238	4,761
Average loan-to-value	78.8%	78.9%	79.5%
Credit Score	608	608	618
Fixed weighted average coupon	8.3%	8.3%	7.7%
ARM weighted average coupon	8.5%	8.4%	7.2%
Total weighted average coupon	8.4%	8.4%	7.3%
Summary of Product Type			
ARM - Interest Only	19.33%	22.56%	40.66%
ARM - 2/3/5 yr hybrid	28.01%	32.38%	38.21%
ARM - Floating	-	0.08%	0.11%
ARM - 40/30 & 50/30	22.30%	18.36%	-
Fixed - Interest Only	0.79%	0.31%	0.76%
Fixed - 15/30 year	22.05%	19.55%	15.89%
Fixed - 40/30 & 50/30	4.38%	3.27%	-
Fixed - Balloons / Other	3.14%	3.49%	4.37%
Summary by Documentation			
Full documentation	65.58%	63.75%	74.76%
Stated documentation	27.37%	27.41%	22.82%
Limited documentation	2.08%	3.05%	2.42%
12 month bank statement	4.97%	5.78%	-
Summary by Purpose			
Cash out refinance	79.40%	78.70%	73.01%
Purchase	16.41%	16.49%	21.73%
Rate or term refinance	4.19%	4.81%	5.26%
Key Ratios			
Average assets (1)	$7,373,693	$7,241,408	$6,783,871
Average equity (1)	$587,475	$594,202	$632,430
Return on average assets (2)	0.5%	1.5%	0.4%
Return on average equity (2)	5.9%	17.8%	4.4%
Average equity/average assets	8.0%	8.2%	9.3%
Debt to equity	11.9	11.2	10.1
Book value per share	$11.58	$11.89	$12.48
Operating expenses/servicing portfolio (2)	0.5%	0.5%	0.5%
Operating expenses/average assets (1)	1.9%	1.9%	1.9%

(1) Average assets are calculated by adding current quarter and prior quarter total assets and dividing by 2. Average equity is calculated by adding current quarter and prior quarter total equity and dividing by 2.

(2) Ratios are annualized.

Saxon Capital, Inc.
Schedule B - Non-GAAP Financial Measures and Regulation G Reconciliations

Core net interest income and margin, securitization net losses on liquidated loans, Company defined working capital, total net cost to produce, and cost to service are non-GAAP financial measures of Saxon's earnings within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

Core net interest income is net interest income adjusted to include net cash settlements received or paid on derivative instruments.

Core net interest income margin is core net interest income divided by average interest earning assets. Average interest earning assets are calculated using a daily average balance over the time period indicated.

Securitization net losses on liquidated loans are losses recorded by the securitization trust at the time a REO loan is sold. GAAP requires losses to be recognized immediately upon a loan being transferred to REO.

Company Defined Working Capital is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less.

Total net cost to produce is total production expenses, which include payroll and related expense and general and administrative expense attributable to our production segment, plus deferred capitalized costs and premiums paid, net of fees collected, divided by loan production. Capitalized expenses are origination expenses that are capitalized pursuant to FASB 91. Fees collected and premium are capitalized and recorded on balance sheet as components of net mortgage loan portfolio.

Cost to service is total servicing related expenses, which include payroll and related expenses and general and administrative expenses, divided by the daily weighted average of the total servicing portfolio.

Management believes the core financial measures are useful because they include the current period effects of Saxon's economic hedging program but exclude the mark to market derivative value changes. Saxon uses interest rate swaps, caps, futures and option agreements to create economic hedges of the variable rate debt it issues to finance its mortgage loan portfolio. Changes in the fair value of these derivatives, which reflect the potential future cash settlements over the remaining lives of the agreements according to the market's changing projections of interest rates, are recognized in the line item "Derivative gains (losses)" on the consolidated statements of operations. This single line item includes both the actual cash settlements related to the derivatives that occurred during the period and recognition of the changes in the fair value of the agreements over the period. The actual cash settlements include regular monthly payments or receipts under the terms of the agreements and amounts paid or received to terminate the agreements prior to maturity.

The amounts of net cash settlements and changes in derivative value that were included in the line item "Derivative gains (losses)" were:

($ in thousands)	Three Months Ended		
	June 30, 2006	March 31, 2006	June 30, 2005
Fair value gain (loss)	$7,839	$5,003	$(13,288)
Net cash settlements	6,893	5,636	(1,796)
Derivative gains	14,732	10,639	(15,084)

As required by Regulation G, a reconciliation of each of these non-GAAP financial measures to the most directly comparable measure under GAAP is provided below.

Regulation G Reconciliation - Core Net Interest Income & Core Interest Margin Analysis

($ in thousands)	Three Months Ended		
	June 30, 2006	March 31, 2006	June 30, 2005
Core Net Interest Income Reconciliation			
Interest income	$124,114	$121,280	$111,077
Interest expense	(97,568)	(85,767)	(61,487)
Plus: Net cash settlements	6,893	5,636	(1,796)
Core interest expense	(90,675)	(80,131)	(63,283)
Core net interest income	33,439	41,149	47,794
Provision for loan losses	(13,410)	(577)	(9,428)
Core net interest income loans after provision for loan losses	$20,029	$40,572	$38,366
Net Interest Margin and Core Net Interest Margin Analysis:			
Average Balance Data			
Average interest earning assets	6,537,554	6,439,732	6,051,182
Average interest earning liabilities	6,761,545	6,601,800	6,124,203
Interest margin on loans	7.59%	7.53%	7.34%
Cost of financing for loans	(5.77)%	(5.20)%	(4.02)%
Net interest margin (1)	1.62%	2.21%	3.28%
Provision for mortgage loan losses	(0.82)%	(0.04)%	(0.62)%
Net interest margin after provision for loan losses	0.80%	2.17%	2.66%
Net interest margin	1.62%	2.21%	3.28%
Plus: Net cash settlements	0.42%	0.35%	(0.12)%
Core net interest margin	2.04%	2.56%	3.16%
Provision for mortgage loan losses	(0.82)%	(0.04)%	(0.62)%
Core net interest margin after provision for loan losses	1.22%	2.52%	2.54%

(1) Net interest margin does not equal the arithmetic difference between interest margin on loans and cost of financing for loans due to the difference between the principal balance of mortgage loans and the principal balance of the debt financing those loans.

Regulation G Reconciliation - Securitization Net Losses on Liquidated Loans

Management believes that it is meaningful to show securitization net losses on liquidated loans and charge-offs as measures of losses since it is a widely accepted industry practice to evaluate securitization net losses on liquidated loans and the information is provided on a monthly basis to the investors in each securitization. GAAP requires losses to be recognized immediately upon a loan being transferred to REO, whereas securitization net losses on liquidated loans do not recognize a loss on REO until the loan is sold. This causes a timing difference between charge-offs and securitization net losses on liquidated loans. In addition, securitization net losses on liquidated loans exclude losses resulting from delinquent loan sales.

	Three Months Ended		
($ in thousands)	June 30, 2006	March 31, 2006	June 30, 2005
Securitization net losses on liquidated loans	$11,578	$11,184	$13,074
Loan transfers to real estate owned	9,696	8,359	8,432
Realized losses on real estate owned	(8,932)	(8,742)	(10,581)
Timing differences between liquidation and claims processing	(262)	(563)	(338)
Interest not advanced on warehouse loans	(68)	(8)	(220)
Other	(483)	52	(1,506)
Charge-offs (1)	$11,529	$10,282	$8,861

(1) Charge-offs represent the losses recognized in the financial statements in accordance with GAAP.

Regulation G Reconciliation - Working Capital

Management uses its internally derived working capital measure because the Company does not have a classified balance sheet. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation.

	June 30, 2006		June 30, 2005	
($ in thousands)	Saxon Defined Working Capital	Commonly Defined Working Capital	Saxon Defined Working Capital	Commonly Defined Working Capital
Unrestricted cash	$13,344	$13,344	$10,950	$10,950
Borrowing Availability			72,264	-
Trustee receivable	-	139,937	-	135,424
Accrued interest receivable	-	43,055	-	38,253
Current tax payable	-	10,419		5,452
Accrued interest payable	-	(10,588)	-	(6,909)
Other current liabilities	-	(28,047)		(17,596)
Unsecuritized mortgage loans, MSR's, and mortgage bonds - payments less than one year	323,919	463,972	350,093	355,652
Warehouse financing - payments less than one year	(111,832)	(111,832)	(254,695)	(254,695)
Repurchase financing - payments less than one year	-	(134,147)	-	(6,410)
Servicing advances	-	220,101	-	133,787
Financed advances - payments less than one year	-	(137,579)	-	(48,272)
Securitized loans - payments less than one year	-	2,572,989	-	1,990,419
Securitized financing - payments less than one year	-	(2,534,651)	-	(2,022,869)
Total	$225,431	$506,973	$178,612	$313,186


Regulation G Reconciliation - Total Net Cost to Produce


Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

($ in thousands)

	Three Months Ended		
Total Operating Expenses	**June 30, 2006**	**March 31, 2006**	**June 30, 2005**
Wholesale G&A	$7,734	$6,890	$7,348
Retail G&A	8,201	7,451	10,379
Correspondent G&A	1,777	2,181	2,015
Conduit G&A	216	-	-
Total Production Expenses	$17,928	$16,522	$19,742
Servicing G&A	11,102	11,029	10,349
Administrative G&A	10,521	10,479	10,459
Other (income)/expenses	1,016	1,540	137
Gross Operating Expenses	$40,567	$39,570	$40,687
Capitalized expenses	(5,646)	(5,088)	(7,620)
Total Operating Expenses	$34,921	$34,482	$33,067
Fees Collected			
Wholesale fees collected	$1,471	$1,037	$1,139
Retail fees collected	5,268	4,064	4,816
Correspondent fees collected	381	330	208
Total fees collected	$7,120	$5,431	$6,163
Premium Paid			
Wholesale premium	$1,859	$2,188	$3,364
Correspondent premium	3,431	5,063	5,456
Conduit premium	1,546	-	-
Total premium	$6,836	$7,251	$8,820
Net Cost to Produce - dollars			
Wholesale	$8,122	$8,041	$9,573
Retail	2,933	3,387	5,563
Correspondent	4,827	6,914	7,263
Conduit	1,762	-	-
Total	$17,644	$18,342	$22,399
Volume			
Wholesale	$436,932	$363,632	$376,784
Retail	171,777	138,523	178,391
Correspondent flow	191,936	226,023	232,656
Correspondent bulk	-	18,122	-
Conduit	119,397	-	-
Total	$920,042	$746,300	$787,831
Net Cost to Produce -basis pts			
Wholesale	1.86%	2.21%	2.54%
Retail	1.71%	2.45%	3.12%
Correspondent	2.51%	2.83%	3.12%
Conduit	1.48%	-	-
Total Production Net Cost to Produce	1.92%	2.46%	2.84%


Regulation G Reconciliation - Cost to Service


Management believes that cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

	Three Months Ended		
($ in thousands)	**June 30, 2006**	**March 31, 2006**	**June 30, 2005**
Servicing G&A(1)	$11,102	$11,029	$10,349
Average total portfolio balance (2)	25,930,642	26,305,271	24,183,187
Cost to service (annualized)	0.17%	0.17%	0.17%

(1) Servicing G&A is a component of total operating expenses on the consolidated statement of operations and is reconciled to total operating expenses in the Total Net Cost to Produce reconciliation table above.

(2) Average total portfolio balance is a daily weighted average of the total servicing portfolio.